UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(AMENDMENT NO. 6)*

Rexford Industrial Realty, Inc
(Name of Issuer)

5.625% Series C Preferred Stock
(Title of Class of Securities)

76169C407
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)
[ X] Rule 13d-1(c)
[  ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).


CUSIP No. 76169C407

13G

Page 2 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tishman Capital Partners Managed Income Fund LLC
83-4090285

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  X ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

0

6.
SHARED VOTING POWER

175,808

7.
SOLE DISPOSITIVE POWER

0

8.
SHARED DISPOSITIVE POWER

175,808

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,808

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.10%

12.
TYPE OF REPORTING PERSON (see instructions)

OO







CUSIP No. 76169C407

13G

Page 3 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

NexWave Capital Partners LLC (d/b/a Tishman Capital Partners)
26-3885395

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [  x ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
Deleware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

0

6.
SHARED VOTING POWER

175,808

7.
SOLE DISPOSITIVE POWER

0

8.
SHARED DISPOSITIVE POWER

175,808

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,808

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.10%

12.
TYPE OF REPORTING PERSON (see instructions)

IA









CUSIP No. 76169C407

13G

Page 4 of 8 Pages

1.
NAMES OF REPORTING PERSONS OR
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Charles Song

2.
CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(see instructions)

(a) [ X ]
(b) [    ]
3.
SEC USE ONLY


4.
CITIZENSHIP OR PLACE OF ORGANIZATION
USA


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
5.
SOLE VOTING POWER

0

6.
SHARED VOTING POWER

175,808

7.
SOLE DISPOSITIVE POWER

0

8.
SHARED DISPOSITIVE POWER

175,808

9.
AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

175,808

10.
CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
(see instructions) [  ]


11.
PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.10%

12.
TYPE OF REPORTING PERSON (see instructions)

IN







CUSIP No. 76169C407

13G

Page 5 of 8 Pages

Item 1.

(a)
Name of Issuer

Rexford Industrial Realty, Inc.




(b)
Address of Issuer's Principal Executive Offices

11620 Wilshire Blvd., 10th Floor
Los Angeles, CA 90025

Item 2.

(a)
Name of Person Filing

Tishman Capital Partners Managed Income Fund LLC




(b)
The address of the principal place of the Filers:

100 Park Avenue, 18th Floor
New York, NY




(c)
For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

USA





(d)
Title of Class of Securities

5.625% Series C Preferred Stock




(e)
CUSIP Number

76169C407


Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 76169C407

13G

Page 6 of 8 Pages

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount Beneficially Owned: 175,808
(b) Percent of Class: 5.10%
(c) Number of shares as to which such person has:
(i) sole power to vote or to direct the vote:
(ii) shared power to vote or to direct the vote: 175,808
(iii) sole power to dispose or to direct the disposition of:
(iv) shared power to dispose or to direct the disposition of: 175,808

Item 5. Ownership of Five Percent or Less of a Class.

N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A


CUSIP No. 76169C407

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Page 7 of 8 Pages

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits.

Exhibit A Joint Filing Agreement.


SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2023


/s/ Daniel Kramer
Signature

Daniel Kramer
Chief Compliance Officer
Name/Title






CUSIP No. 76169C407

13G

Page 8 of 8 Pages

EXHIBIT A
AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13G

The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.
The undersigned hereby further agree that this Joint Filing Agreement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.


Dated: February 14, 2023


/s/ Daniel Kramer
Signature

Daniel Kramer
Chief Compliance Officer
Name/Title